DAVID J. WEDGE
                              COMPUTER LAW
                       #100 - 1525 West 8th Avenue
                   Vancouver, British Columbia V6J 1T5
                             (604) 739-2100
                           Fax (604) 739-2123

June 28, 1996

ERNST & YOUNG
22nd Floor
700 West Georgia Street
Vancouver, B.C.
V7Y 1C7

Attention:  Bill Humphries

RE:  Starnet Computer Communications Inc. ("Starnet")

We are legal counsel retained on behalf of Starnet.

You have asked for comments on Starnet's operation prior to commencing a relationship with them as their auditors and financial advisors.

We have limited our inquiries and comments to the general aspects of Starnet's entertainment offering over the Internet. We have visited Starnet's operations at its offices at 425 Carrall Street in Vancouver and have spoken with Mr. Mark N. Dohlen, Starnet's CEO.

We have not undertaken any searches with the Registrar of Companies nor have we reviewed the corporate records of Starnet and as such offer no comment on the corporate existence, power, or capacity of Starnet. Neither have we investigated whether Starnet holds any business licenses from the City of Vancouver.

The Law as it relates to the Internet
-------------------------------------

The explosive growth of the Internet and the many services provided on it have outstripped the capacity of the law to respond. The challenge to businesses operating on the Internet, and to the professionals who advise them, is to try to anticipate the impact of the old laws on the new technologies and the effects of new regulations which may be imposed. Due to the changing nature of regulation and the effects of judicial decisions handed down, and the "usual and customary" business practices in the industry change as well.

Accordingly, simple and precise answers do not exist. As a result, the comments below do not represent a legal opinion, but a comment based on information currently available, designed to give an appreciation of the various legal issues involved in conducting a business operating on the Internet.

Legal Issues
------------

Criminal Law - Indecency and obscenity law considerations surrounding adult oriented materials.

This is an immediate area of concern where adult oriented materials are being offered. The Criminal Code of Canada sets out a criminal offense of distributing obscenity and in general prohibits the "production and distribution" of obscene material.

According to the representations made by Starnet, the materials offered over the Internet by Starnet are comparable to adult oriented material offered and available locally to the public through other distribution methods (such as print and film or video) or in live performances in night clubs and bars. It would therefore appear that the waters have been tested by the distributors of similar materials in other media and that the activities of Starnet with respect to obscenity law would not likely be considered a breach of the criminal law, unless standards as a whole become more restrictive or unless Starnet changes the nature of the materials it offers. In such a case, Starnet may become open to prosecution for its activities in Canada. Merely moving offending portions of its operations outside of Canada at that point would not likely provide a solution for the company if a "real and substantial" link to Canada could still be established.

The effect of distributing the product outside of Canada is difficult to gauge. The Internet has a worldwide reach and the thresholds of indecency laws outside of Canada depend on local standards which can vary greatly from area to area.

As well, the international and interjurisdictional reach of such laws has yet to be fully tested. Canadian courts have not adopted the position that Canadian criminal law has extra-territorial effect unless this is clearly stated in the law itself. Conversely, they have adopted the principle that a foreign penal law has no force and effect in Canada.

US courts on the other hand have been more willing to give extraterritorial effect to US laws. An examination of past practices shows that political pressure is often a major indicator of whether US officials will choose to prosecute outside their jurisdiction, and that political pressure applied to persons or companies inside the US can be used as a method of indirect enforcement. As an example, a US telecommunications carrier may be pressured to refuse to carry the traffic of certain foreign companies or to drop them as customers.

Other legal issues

Other legal considerations relevant to Starnet's operation are:

-    Regulatory issues, including
     - local government regulation of business activities
     - CRTC jurisdiction over and regulation of the Internet

-    Rights to privacy issues, and

-    Ownership rights, including:
     - copyright, trade-mark, and related matters
     - Internet domain name issues
     - performance rights issues

These matters do not directly affect the legality of Starnet's operations, but are in the nature of business risks which should be addressed, along with the laws relating to the operation of a business generally, as part of the role of the management of Starnet in the operation of its business.

We trust that the foregoing comments are helpful in your considerations.


Yours truly,

DAVID J. WEDGE COMPUTER LAW


/s/ VELLO SORK
Vello Sork


cc:  Tom O'Flaherty, Ernst & Young
     Mark N. Dohlen, Starnet Computer Communications Inc.